FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 28, 2020

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Announcement on behalf of the Company's subsidiary in accordance with Article22-1-3 of Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees”, dated October 28, 2020.

2.	Taiwan Stock Exchange filing entitled, “The Board resolved to increase capital expenditure budget”, dated October 28, 2020.

Item 1

AU Optronics Corp.

October 28, 2020

English Language Summary

Subject: Announcement on behalf of the Company's subsidiary in accordance with Article22-1-3 of Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees

Regulation: Published pursuant to Article 4-23 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/10/28

Contents:

1.	Date of occurrence of the event:2020/10/28

2.	Funding recipient name, relationship with lender, lending limit

(thousand NTD), starting outstanding balance (thousand NTD), new loan (thousand NTD), is it part of a scheduled allocation or revolving limit for the same recipient that the chairman is authorized by the board of directors to allocate, outstanding balance (thousand NTD) up to the date of occurrence, reason for new loan (thousand NTD):

(1)	Funding recipient name:AU Optronics (Kunshan) Co., Ltd.

(2)	relationship with lender:

1.	lender: AU Optronics (L) Corp.

2.	relationship: a 51% directly owned subsidiary of AU Optronics (L) Corp.

(3)	lending limit (thousand NTD): NT$20,815,662 thousands

(4)	starting outstanding balance (thousand NTD): NT$7,698,240 thousands

(5)	new loan (thousand NTD): NT$5,987,520 thousands

(6)	is it part of a scheduled allocation or revolving limit for the same recipient that the chairman is authorized by the board of directors to allocate: Yes

(7)	outstanding balance (thousand NTD) up to the date of occurrence: NT$13,685,760 thousands

(8)	reason for new loan:

In consideration of the group's overall funding arrangements.

3.	For collaterals provided by the loan recipient, the content and the value

(thousand NTD):

(1)	content: none

(2)	value:NT$ 0

4.	For the latest financial reports of the loan recipient, the capital

(thousand NTD) and the cumulative gains/losses(thousand NTD):

(1)	capital: NT$25,439,417 thousands

(2)	cumulative losses:NT$16,410,822 thousands

5.	Method of calculation of interest:

including:

(1.)	Higher of (1)short-term funding cost marked up 100 basis point of the company who extends the loans or (2) one-year Loan Prime Rate (LPR) of China

(2.)	Higher of (1)short-term funding cost marked up 100 basis point of the company who extends the loans or (2) one-year benchmark lending rate

6.	For repayment, the condition and the date:

conditions: Repay the principles and interests at maturity

Date for repayment:

The maturity date for loans being drawn down in installments is one year from the date of first draw down.

The maturity date for loans being drawn down once is one year from the date of draw down.

7.	The amount of monetary loans extended to others as of the date of occurrence (thousand NTD):NT$31,559,160 thousands

8.	The total amount of monetary loans extended to others as a percentage of the public company’s net worth on the latest financial statements as of the date of occurrence:18.57%

9.	Sources of funds for the company to extend monetary loans to others:

Subsidiary's own funds

10.	Any other matters that need to be specified:

AU Optronics (L) Corp.'s total extended amount of loans to AU Optronics (Kunshan) Co., Ltd. as of the date of occurrence of the event is NT$13,685,760 thousands. Among them, capital lending amounts for loans being drawn down once is NT$9,622,800 thousands, and capital lending amounts for loans being drawn down in installments is NT$4,062,960 thousands.

Item 2

AU Optronics Corp.

October 28, 2020

English Language Summary

Subject: The Board resolved to increase capital expenditure budget

Regulation: Published pursuant to Article 4-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/10/28

Contents:

1.	Date of the resolution of the board of directors or shareholders meeting:2020/10/28

2.	Content of the investment plan:The Board of the Company approved to increase the capital expenditure budget today.

3.	Projected monetary amount of the investment:NT$1.595 billion

4.	Projected date of the investment:2020/10/28

5.	Source of capital funds:The cash generated from operating activities.

6.	Specific purpose:

The capital expenditures will be mainly used to enhance, adjust and build the technology and production capacity of the Company.

(1)	The budget execution of the Company will be subject to customer demand and market situation and to adjust flexibly. The actual amount that the Company will pay will be subject to the execution progress and the vendor payment terms.

(2)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$12.276 billion for the nine months ended September 30, 2020.

7.	Any other matters that need to be specified:None

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 28, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer